SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2010
Commission File Number: 1-13368
POSCO
(Translation of registrant’s name into English)
POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.]

Explanatory Note
We filed our current report on Form 6-K with the Securities and Exchange Commission on February 5, 2010 relating to the Notice of the 42nd Ordinary General Meeting of Shareholders. This amendment to the Form 6-K (the “Amendment”) is filed to amend as follows:

		Before Amendment	After Amendment
Agenda 1 : Approval	Balance Sheet
of Balance Sheet,	I. Current Assets
Income Statement	2. Inventories	4. Deferred income	4. Raw materials
and the Statement		tax assets
of Appropriation of
Retained Earnings	Statements of	IV. Unappropriated	IV. Unappropriated
for the 42nd	Appropriation of	Retained Earnings	Retained Earnings
Fiscal Year:	Retained Earnings	to be	Carried Forward to
Subsequent Year
Except as described above, no change has been made to the Form 6-K. The filing of this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K filed on February 5, 2010.
Incorporating the above amendments, POSCO is furnishing under cover of Form 6-K/A:
Exhibition 99.1 : Notice of Ordinary General Meeting of Shareholders — Amended

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO (Registrant)
Date February 9, 2010	By:	/s/ Lee, Dong-Hee
(Signature)*
		Name:	Lee, Dong-Hee
		Title:	President

*	Print the name and title under the signature of the signing officer.